UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 9, 2022

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Market update report ANGLOGOLD ASHANTI REPORT FOR THE THREE MONTHS ENDED
31 MARCH 2022

Johannesburg, 9 May 2022 - AngloGold Ashanti Limited (“AngloGold Ashanti”, “AGA” or the “Company”) reported a solid performance for the first quarter of 2022, with production steady year-on-year, an increase in total cash costs limited to 4%, and a strong improvement in cash flow. The Company remains on track to achieve full-year guidance.

Production for the first quarter of 2022 was 588,000oz, unchanged from the first quarter of 2021, with strong improvements from the Australian operations offsetting lower production from Kibali, Geita and also Obuasi, which resumed its underground production ramp-up in January 2022 according to plan. Output from the Americas region was flat.

Total cash costs for the three months were $1,041/oz, up 4% year-on-year driven largely by uncontrollable factors including rising inflation across several categories of input costs and higher royalties - due to the higher gold price received. Inflationary pressure was partly offset by operating improvements and an 8% increase in underground grades.

Free cash flow increased to $268m from an outflow of $92m in the first quarter of 2021, ensuring the balance sheet remains flexible during an ongoing period of reinvestment in improving its portfolio. The increase in free cash flow was aided by $326m received from the Kibali gold mine in the Democratic Republic of the Congo.

“We’re starting to achieve our main catalysts,” said Chief Executive Officer Alberto Calderon. “There’s still a long way to go, but we’re starting to see an improving operational performance across the portfolio, underpinned by a more focused operating culture and a better grade profile.”

AngloGold Ashanti is embedding a new Operating Model after completing the implementation of an organisation-wide restructuring. The Company has introduced new leadership and removed duplicate roles and unnecessary expenditure to reduce costs and improve operating results. A programme of increased investment is underway to improve mining flexibility and extend the lives of its key assets.

The Company commenced its Full Asset Potential Review process at the Sunrise Dam mine in Australia and Siguiri mine in Guinea, the first step in achieving a step-change improvement in operating performance and competitiveness, with an additional four sites to undergo the process over the remainder of 2022.

The $365m cash acquisition of Corvus Gold Inc. (“Corvus”) was completed in January 2022, creating a strong foothold in the prospective Beatty district in Southern Nevada which it plans to bring into production in about three years.

The balance sheet remained in a solid position after funding the Corvus acquisition and paying the 2021 year-end dividend, with approximately $2.5bn in liquidity, including cash of $1.0bn at the end of March 2022.

FIRST QUARTER 2022 HIGHLIGHTS

Strong safety performance: Total Recordable Injury Rate improved 55% year-on-year to 1.19 injuries per million hours worked

Cash distribution of $326m received from Kibali; an additional $210m received after quarter end

Stabilised operating trend continued; sequential quarterly improvements in production expected for the remainder of the year; on track to achieve full-year guidance

Obuasi on track to achieve a full mining rate of 4,000 tonnes per day by end of June 2022

Full Asset Potential Review commenced, initial phases at Sunrise Dam and Siguiri complete

Organisational restructuring complete, leadership team in place and implementation of Operating Model well advanced

Reinvestment programme on track to grow Ore Reserve and production, at lower costs, over the medium to long term

SALIENT FEATURES

•On track to meet guidance ranges for 2022

•First quarter production flat year-on-year at 588,000oz; strong contributions from Sunrise Dam, Cerro Vanguardia, Siguiri and Tropicana

•Underground grade improved 8% year-on-year as portfolio reinvestment initiatives progressed

•Total cash costs increased 4% year-on-year, below inflation, to $1,041/oz in Q1 2022

•All-in sustaining costs (“AISC”) increased 9% year-on-year to $1,405/oz in Q1 2022, mainly due to planned higher sustaining capital expenditure and increased total cash costs

•Adjusted EBITDA decreased 2% year-on-year to $438m in Q1 2022; Adjusted EBITDA margin of 43%

•Adjusted net debt of $917m at 31 March 2022; Adjusted net debt to Adjusted EBITDA ratio of 0.51 times

•Cash flow from operating activities increased more than three-fold year-on-year from $149m in Q1 2021 to $533m in Q1 2022

•Free cash flow increased from an outflow of $92m in Q1 2021 to an inflow of $268m in Q1 2022

•

Financial and Operating Report
for the three months ended 31 March 2022

GROUP - Key statistics
		Quarter	Quarter	Quarter	Year
		ended	ended	ended	ended
		Mar	Dec	Mar	Dec
		2022	2021	2021	2021
		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	588	659	588	2,472
Sold	- oz (000)	597	658	608	2,483

Financial review
Price received per ounce (1)	- $/oz	1,881	1,798	1,788	1,796
Total cash costs per ounce (1)	- $/oz	1,041	923	999	963
All-in sustaining costs per ounce (1)	- $/oz	1,405	1,389	1,287	1,355
All-in costs per ounce (1)	- $/oz	1,583	1,631	1,446	1,577

Gold income	- $m	1,016	1,039	956	3,903
Cost of sales	- $m	757	765	677	2,857
Total cash costs	- $m	605	608	562	2,334

Adjusted EBITDA (1)	- $m	438	478	449	1,801
Free cash inflow (outflow) (1)	- $m	268	112	(92)	104
Adjusted net debt (1) (2)	- $m	917	765	908	765
Adjusted net debt to Adjusted EBITDA (1)	- times	0.51	0.42	0.36	0.42
Capital expenditure (including equity-accounted joint ventures)	- $m	234	333	210	1,100

(1) Refer to the “Glossary of Terms” in the Company’s annual financial statements for the year ended 31 December 2021, for definitions.
(2) Includes $365m Corvus acquisition cost paid during Q1 2022
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

March 2022 Market update report - www.AngloGoldAshanti.com

OPERATING AND FINANCIAL REVIEW

Production

Production for the first quarter of 2022 was 588,000oz, at a total cash cost of $1,041/oz, compared to 588,000oz at a total cash cost of $999/oz for the first quarter of 2021. Production was flat year-on-year as AngloGold Ashanti continued to progress its reinvestment across key assets. Production was notably up year-on-year at Sunrise Dam (+33%), Cerro Vanguardia (+21%), Siguiri (+17%) and Tropicana (+14%), driven by a combination of higher throughput and generally improved overall yields across these operations. In Brazil, intense rainfall followed by widespread flooding negatively impacted production at AGA Mineração during the first quarter of 2022. At Geita, production was lower in line with the mine plan, as the reinvestment continued to progress at the Nyamulilima open pit, and at the underground mines across the property. At Kibali, production was down mainly due to lower throughput as a result of the strategy to build up and maintain stockpile levels. Production at Obuasi during the first quarter of 2022 was in line with the ramp-up plan, and the mine remains on track to achieve a full mining rate of 4,000 tonnes per day by the end of the first half of 2022. There was no impact on production from COVID-19 during the first quarter of 2022, compared to 4,000oz in the first quarter of 2021.

Costs

Total cash costs per ounce for the first quarter of 2022 were $1,041/oz, compared to $999/oz for the first quarter of 2021. Total cash costs increased mainly due to higher operating costs driven by inflationary pressures ($82/oz) as well as higher royalty costs ($3/oz) as a result of the higher gold price received. Inflationary increases in operating costs were mainly due to higher commodity prices related to oil and consumables and higher cost of services and labour. These increases were partially offset by higher by-product revenue and the lower drawdown of ore stockpiles at certain operations.

All-in sustaining costs (“AISC”) for the first quarter of 2022 were $1,405/oz, compared with $1,287/oz for the first quarter of 2021, mainly due to higher total cash costs, and the planned increase in sustaining capital expenditure. AISC for the first quarter of 2022 included an estimated incremental $5/oz impact due to COVID-19 and an estimated $52/oz impact relating to the Brazilian tailings storage facility (“TSF”) compliance programme, compared to an estimated $29/oz impact due to COVID-19 and an estimated $25/oz impact relating to the Brazilian TSF compliance programme during the first quarter of 2021.

Adjusted EBITDA

Adjusted earnings before interest, tax, depreciation and amortisation (“Adjusted EBITDA”) for the first quarter of 2022 was $438m, compared with $449m for the first quarter of 2021. Adjusted EBITDA was lower year-on-year mainly due to lower ounces of gold sold and higher operating costs, partially offset by the higher gold price received.

Cash Flow

Net cash inflow from operating activities increased to $533m for the first quarter of 2022, compared to $149m for the first quarter of 2021.

The Company recorded a free cash inflow of $268m for the first quarter of 2022, compared to an outflow of $92m for the first quarter of 2021. Free cash flow was higher mainly as a result of higher cash receipts from Kibali, lower cash taxes paid and lower finance costs, partially offset by higher capital expenditure and movements in working capital.

Free cash flow before growth capital – the metric on which dividends are calculated – was $333m for the first quarter of 2022, compared to an outflow of $24m for the first quarter of 2021.

During the first quarter of 2022, AngloGold Ashanti received a cash distribution of $326m from the Kibali joint venture after Kibali Goldmines S.A. repaid a portion of the shareholder loans granted to it by Kibali Jersey Limited. The repayment of such shareholder loans is an additional ongoing mechanism for the repatriation of cash from the Democratic Republic of the Congo ("DRC"). Kibali (Jersey) Limited received such cash from Kibali Goldmines S.A. in the form of loan repayments.

At 31 March 2022, the Company’s attributable share of the outstanding cash balances awaiting repatriation from the DRC was $232m, which was down from $499m at 31 December 2021. The cash is fully available for the operational requirements of Kibali Goldmines S.A. which owns the Kibali gold mine and is a joint venture between Barrick Gold Corporation (“Barrick”) (45%), AngloGold Ashanti (45%) and Société Minière de Kilo-Moto S.A. (“SOKIMO”) (10%) which represents the interest of the DRC government. AngloGold Ashanti and Barrick each have a 50% interest in Kibali (Jersey) Limited which holds their respective 45% interest in Kibali Goldmines S.A.

Subsequent to 31 March 2022, AngloGold Ashanti received an additional cash distribution of $210m from the Kibali joint venture, in the form of loan repayments.

Kibali Goldmines S.A. continues to engage in discussions with the DRC customs authorities regarding the customs claims previously reported. A formal reassessment notice has not yet been issued by the DRC customs authorities with respect to these claims.

Free cash flow was further impacted by the continued lock-up of value added tax (“VAT”) at Geita and Kibali and export duties at Cerro Vanguardia:
•In Tanzania, net overdue recoverable input VAT refunds (after discounting provisions) increased by $13m during the first quarter of 2022 to $155m at 31 March 2022 from $142m at 31 December 2021, mostly due to new claims submitted to the Tanzania Revenue Authority (“TRA”) for the first quarter of 2022. No VAT claims could be offset against corporate tax payments as verified refunds could not be processed by the TRA due to system issues. The Company expects to continue offsetting verified VAT claims once processed by the TRA against corporate taxes when due for payment.

•In the DRC, the Company's attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to AngloGold Ashanti by the DRC government increased by $6m during the first quarter of 2022 to $79m at 31 March 2022 from $73m at 31 December 2021.

•In Argentina, the net export duty receivables (after discounting provisions) increased by $1m during the first quarter of 2022 to $20m at 31 March 2022 from $19m at 31 December 2021. In addition, Cerro Vanguardia’s cash balance increased by $12m (equivalent) during the first quarter of 2022 to $151m (equivalent) at 31 March 2022 from $139m (equivalent) at
March 2022 Market update report - www.AngloGoldAshanti.com

31 December 2021. Out of the $151m (equivalent) cash balance, monies equivalent to $121m are available to be paid to AngloGold Ashanti’s offshore ($105m (equivalent)) and onshore ($16m (equivalent)) investment holding companies in the form of declared dividends. Applications have been made to the Argentinean Central Bank to approve the purchase of US Dollars in order to distribute an offshore dividend of $105m (equivalent) to AngloGold Ashanti. While the approval is pending, the cash remains fully available for Cerro Vanguardia’s operational requirements.

Free cash flow ($m)
	Quarter ended Mar 2022	Quarter ended Dec 2021	Quarter ended Mar 2021	Year ended Dec 2021

Net cash inflow from operating activities	533	460	149	1,268
Capital expenditure	(215)	(311)	(199)	(1,027)
Net cash from operating activities after capital expenditure	318	149	(50)	241
Repayment of lease liabilities	(20)	(17)	(14)	(63)
Finance costs accrued and capitalised	(29)	(66)	(31)	(159)
Net cash flow after capital expenditure and interest	269	66	(95)	19
Other net cash inflow from investing activities	(4)	41	11	101
Add backs:
Cash restricted for use	3	5	(6)	(14)
Proceeds from disposal of joint ventures	—	—	(2)	(2)
Free cash flow	268	112	(92)	104

Balance Sheet

Adjusted net debt was only marginally higher at $917m at 31 March 2022, even after funding the Corvus acquisition ($365m) and payments of the 2021 full-year dividends of $87m, compared to $908m at 31 March 2021. The ratio of Adjusted net debt to Adjusted EBITDA was 0.51 times at 31 March 2022 compared to 0.36 times at 31 March 2021. The Company remains committed to maintaining a flexible balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio not exceeding 1.0 times through the cycle. At 31 March 2022, the balance sheet remained robust, with strong liquidity comprising of the $1.4bn multi-currency revolving credit facility (“RCF”) of which $1.37bn was undrawn, the $65m Siguiri RCF of which $30m was undrawn, the South African R150m ($10m) RMB corporate overnight facility which was undrawn and cash and cash equivalents of approximately $1.0bn. At 31 March 2022, the $150m Geita RCF was fully drawn.

Capital Expenditure

Capital expenditure activities such as waste stripping at Tropicana (Havana), Iduapriem (Cut 2) and Sunrise Dam (Golden Delicious) continued to progress. At Geita, the underground portal development at Geita Hill East progressed according to plan and mining operations continued to ramp up at the Nyamulilima open pit. In Brazil, the Company continued its investment to convert existing TSFs to dry-stack facilities at all mine sites, in a market characterised by increased competition for skills and engineering resources due to the COVID-19 pandemic and the industry-wide requirements to meet regulatory deadlines relating to TSFs.

Total capital expenditure (including equity-accounted joint ventures) was 11% higher year-on-year at $234m in the first quarter of 2022, up from $210m in the first quarter of 2021. This increase was largely due to higher sustaining capital expenditure, partly offset by lower growth capital expenditure. Sustaining capital expenditure increased by 18% to $169m in the first quarter of 2022, from $143m in the first quarter of 2021. This increase included $31m for the Brazil TSF conversion in the first quarter of 2022. The strategy of improving operating flexibility through investment in Ore Reserve development and Ore Reserve expansion at sites with high geological potential, remains a key priority and is reflected in the higher sustaining capital expenditure recorded in the first quarter of 2022, and forecast for the remainder of the year. Non-sustaining capital expenditure was 3% lower year-on-year at $65m in the first quarter of 2022, from $67m in the first quarter of 2021. This decrease was largely due to the higher investment in Phase 2 at Obuasi in the first quarter of 2021.

Summary of three months-on-three months operating and cost variations:
Particulars	Three months ended Mar 2022	Three months ended Dec 2021	Three months ended Mar 2021	% Variance three months vs prior three months	% Variance three months vs prior year three months
Operating review (Gold)
Production (kozs)	588	659	588	(11)	—

Financial review
Gold price received per ounce ($/oz)	1,881	1,798	1,788	5	5
Total cash costs per ounce ($/oz) (3)	1,041	923	999	13	4
Corporate & marketing costs ($m) (1)	18	18	16	—	13
Exploration & evaluation costs ($m)	33	50	31	(34)	6
Capital expenditure ($m)	234	333	210	(30)	11
All-in sustaining costs per ounce ($/oz) (2) (3)	1,405	1,389	1,287	1	9
All-in costs per ounce ($/oz) (2) (3)	1,583	1,631	1,446	(3)	9
Adjusted EBITDA ($m) (3)	438	478	449	(8)	(2)
Net cash inflow from operating activities ($m)	533	460	149	16	258
(1) Includes administration and other expenses.        (2) World Gold Council guidance.
(3) Refer to the “Glossary of Terms” in the Company’s annual financial statements for the year ended 31 December 2021, for definitions.

Rounding of figures may result in computational discrepancies.
March 2022 Market update report - www.AngloGoldAshanti.com

OUTLOOK

The Company previously provided the following guidance for 2022, which is unchanged:

2022
Guidance
Production (000oz)		2,550 - 2,800
Costs	All-in sustaining costs ($/oz)	1,295 - 1,425
	Total cash costs ($/oz)	925 - 1,015
Capital expenditure	Total ($m)	1,050 - 1,150
	Sustaining capital expenditure ($m)	770 - 840
	Non-sustaining capital expenditure ($m)	280 - 310
Corporate administration, marketing and related expenses ($m)		75 - 85
Expensed exploration and study costs ($m)		210 - 240
Depreciation and amortisation ($m)		690 - 740
Interest and finance costs - income statement ($m)		115 - 125
Other operating expenses ($m)		45 - 55

Economic assumptions for 2022 are as follows: $/A$0.76, BRL5.30/$, AP133.00/$, ZAR15.00/$; and Brent $80/bbl.

Cost and capital forecast ranges are expressed in nominal terms. In addition, estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi Redevelopment Project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors, or factors outside our control, including inflationary pressures on our cost base, could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets. We, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable and therefore no incremental additional impact is included in the cost and capital forecast ranges. Actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2021 filed with the United States Securities and Exchange Commission (“SEC”).

We remain on track to achieve the full year guidance. The Company’s production is expected to be second half weighted, with unit costs expected to decline into the second half of 2022. Against the current global landscape, we expect inflationary pressures to persist for the remainder of the year. The business is working proactively to mitigate this impact though the implementation of the new Operating Model, which is aimed at improving operating efficiencies, the continuous Operational Excellence programme already in place, and the Full Asset Potential Review. In addition, the continued prevalence of COVID-19 remains a risk to guidance.

During the first quarter of 2022, the Company commenced its Full Asset Potential Review process at the Sunrise Dam and Siguiri mines and initial work was completed by the respective task teams at both sites. An additional four sites are expected to undergo the process over the remainder of 2022 with the remaining sites to follow in 2023. AngloGold Ashanti will provide an update on the findings of this process at a later stage.

Group guidance for production remains unchanged at 2.55Moz to 2.80Moz, with the majority of the production growth expected to come from Obuasi. Across the rest of the portfolio, we anticipate some marginal improvements in production at Iduapriem, Siguiri and Geita, and consistent performances at the remaining assets.

Group guidance for total cash costs remains unchanged at $925/oz to $1,015/oz and for AISC at $1,295/oz to $1,425/oz. The total cash cost forecasts for 2022 are driven by increases in the prices of oil, consumables and logistics, with AISC further impacted by elevated levels of sustaining capital expenditure in line with the prior year. Management anticipates that most of these inflationary pressures are catered for in the current guidance range.

Total capital expenditure group guidance remains unchanged between $1,050m and $1,150m, with sustaining capital expenditure between $770m and $840m and non-sustaining capital expenditure between $280m and $310m. We continue to progress our reinvestment programme aimed at pursuing key growth-driven brownfield projects across the portfolio. The Company’s TSFs in Brazil are in the process of being converted to dry-stacking operations to comply with new legal requirements relating to TSFs in Brazil. Capital expenditure allocated to the Brazilian TSF compliance programme this year is approximately $100m.

With respect to non-sustaining capital expenditure, approximately $100m has been allocated to Phase 3 of the Obuasi Redevelopment Project, approximately $100m at Tropicana as we progress waste stripping at Havana, and approximately $60m at Iduapriem to construct a new TSF. The balance will be spread among Geita, Siguiri and Colombia. Capital expenditure in Colombia relates to concluding feasibility studies with no project capital expenditure included in the current guidance. Non-sustaining capital expenditure is weighted towards the first half of 2022, mainly as a result of the timing of the investment at Tropicana.

Expensed exploration and study costs are guided in line with previous levels with $80m relating to North America.

SAFETY UPDATE

The Company recorded a fatality-free first quarter of 2022.

The Total Recordable Injury Rate (“TRIR”), previously known as the All-Injury Frequency Rate (“AIFR”), the broadest measure of workplace safety, improved to 1.19 injuries per million hours worked for the first quarter of 2022, compared to 2.64 injuries per million hours worked for the first quarter of 2021. TRIR measures workplace safety in terms of the total number of injuries and fatalities that occur per million hours worked (by employees and contractors).

From a benchmarking perspective, the Company's TRIR for the first quarter of 2022 was below the International Council on Metals and Minerals (“ICMM”) member companies’ average of 2.90 in 2021. Our revitalised safety strategy continues at all operations, intensifying our
March 2022 Market update report - www.AngloGoldAshanti.com

employees’ focus on safety practices in all workplaces in an effort to continue and sustain AngloGold Ashanti's safety improvement. We continue to address high consequence incidents through the application of our Major Hazard Management process.

COVID-19

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic, while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. Operations continue to implement and strengthen controls on-site and in communities, including facilitating access to vaccines. We continue to monitor the pandemic and update guidelines and response plans to ensure preparedness while maintaining programmes for awareness, prevention, surveillance, early detection and control at group and site level.

All operations now have access to vaccines, with about 82% of the workforce fully vaccinated (excluding boosters) at 31 March 2022. While infection rates have largely declined, the emergence of the Omicron variant at the end of 2021 continues to present challenges in 2022 with increasing absenteeism due to isolation and quarantine requirements as well as some travel restrictions and shortages of critical skills that continue to challenge operations in Argentina, Australia, Brazil and Ghana, albeit at varying levels.

There was no impact on production from COVID-19 during the first quarter of 2022, compared to 4,000oz in the first quarter of 2021. The incremental COVID-19 impact on AISC was estimated at $5/oz for the first quarter of 2022, compared to an estimated impact of $29/oz for the first quarter of 2021.

OPERATING HIGHLIGHTS

The Africa operations produced 330,000oz at a total cash cost of $1,017/oz for the quarter ended 31 March 2022, compared to 352,000oz at a total cash cost of $948/oz for the quarter ended 31 March 2021. The region’s AISC was $1,281/oz for the quarter ended 31 March 2022, compared to $1,140/oz for the quarter ended 31 March 2021.

In Ghana, Iduapriem produced 51,000oz at a total cash cost of $987/oz for the quarter ended 31 March 2022, compared to 48,000oz at a total cash cost of $1,115/oz for the same period last year. The increase in production was mainly a result of higher tonnes treated together with an improved yield as the mine accesses ore tonnes from Block 5 and Teberebie Cut 2, compared to a combination of Block 5 and stockpile processing for the quarter ended 31 March 2021. Total cash costs improved 11% year-on-year mainly as a result of higher gold production and favourable metal inventory movements, partially offset by higher royalties paid and higher prices for explosives, reagents and steel, higher shipping costs as well as an increase in the fuel price due to higher global oil prices.

Obuasi produced 38,000oz at a total cash cost of $1,043/oz for the quarter ended 31 March 2022, compared to 46,000oz at a total cash cost of $968/oz for the same period last year. Underground gold production recommenced at the start of the year and the mine continues to track the ramp-up schedule to achieve a full mining rate of 4,000 tonnes per day by the end of the first half of 2022. Total cash costs were higher year-on-year mainly as a result of lower gold production as well as an increase in mining contractor costs (primarily due to increased ground support activities and higher mining contractor rates).

In Guinea, production at Siguiri was 68,000oz at a total cash cost of $1,187/oz for the quarter ended 31 March 2022, compared to 58,000oz at a total cash cost of $1,197/oz for the same period last year. The higher production was primarily due to an increase in recovered grades from improved plant recoveries, and higher-grade ore mined in the first quarter of 2022. Total cash costs came in 1% lower year-on-year mainly as a result of higher gold production. This decrease was partially offset by cost increases in reagents and fuel, higher mining costs primarily due to mining fleet maintenance and component replacement as well as higher royalties paid in the first quarter of 2022.

In Tanzania, Geita’s production was 97,000oz at a total cash cost of $1,077/oz for the quarter ended 31 March 2022, compared to 114,000oz at a total cash cost of $907/oz for the same period last year. Lower grade Nyamulilima material was processed during the quarter, compared with the last of the higher grade Nyankanga stockpiles during the same period last year. This explains $182/oz of the increase in the total cash costs. The additional total cash cost increases, mainly driven by inflationary increases in freight, fuel and other input costs, were more than offset by improved plant availability and higher throughput, as well as favourable metal inventory movements.

In the DRC, Kibali produced 76,000oz at a total cash cost of $797/oz for the quarter ended 31 March 2022, compared to 86,000oz at a total cash cost of $733/oz for the same period last year. Production was lower mainly due to lower throughput as a result of the strategy to build up and maintain stockpile levels in the current year. Total cash costs were higher year-on-year mainly as a result of lower gold production, higher oil and commodity prices and higher diesel and reagent consumption. This increase was partially offset by favourable metal inventory movements.

The Americas operations produced 131,000oz at a total cash cost of $986/oz for the quarter ended 31 March 2022, compared to 132,000oz at a total cash cost of $874/oz for the quarter ended 31 March 2021. The region’s AISC was $1,650/oz for the quarter ended 31 March 2022, compared to $1,211/oz for the quarter ended 31 March 2021.

In Brazil, AngloGold Ashanti Mineração's production was 70,000oz at a total cash cost of $1,044/oz for the quarter ended 31 March 2022, compared to 78,000oz at a total cash cost of $827/oz in the same period last year. Production was lower mainly due to lower recovered grades at both the Cuiabá and Córrego do Sítio mine complexes. In addition, production was adversely impacted by intense rainfalls followed by widespread flooding in the state of Minas Gerais in January 2022. Infrastructure was inaccessible in and around the mine and employees were confined to their homes in nearby cities due to flooding. Total cash costs were higher year-on-year mainly as a result of lower gold production, an unfavourable movement in the exchange rate of the Brazilian Real against the US Dollar, as well as higher costs related to salaries, fuel, lubricants, reagents and steel. This increase was partially offset by a favourable ore stockpile variance, higher by-product revenue and improved efficiencies.

At Serra Grande, production was 20,000oz at a total cash cost of $1,375/oz for the quarter ended 31 March 2022, compared to 20,000oz at a total cash cost of $941/oz in the same period last year. Production was flat year-on-year as higher open pit volumes processed were offset by lower average grades mined and lower underground volumes processed. Total cash costs were higher year-on-year mainly as a result of an unfavourable movement in the exchange rate of the Brazilian Real against the US Dollar, higher costs related to salaries, fuel, lubricants, explosives, reagents and steel as well as an unfavourable movement in ore stockpiles.

March 2022 Market update report - www.AngloGoldAshanti.com

In Argentina, Cerro Vanguardia produced 41,000oz at a total cash cost of $659/oz for the quarter ended 31 March 2022, compared to 34,000oz at a total cash cost of $928/oz in the same period last year. Production was higher year-on-year mainly due to higher volumes processed and higher average grades mined. Total cash costs improved 29% year-on-year mainly as a result of higher gold production, higher by-product revenue, a favourable movement in the exchange rate of the Argentinean Peso against the US Dollar and a favourable ore stockpile variance. This decrease was partially offset by higher royalties paid and higher salaries.

The Australia operations produced 127,000oz at a total cash cost of $1,160/oz for the quarter ended 31 March 2022, compared to 104,000oz at a total cash cost of $1,359/oz for the quarter ended 31 March 2021. The region’s AISC was $1,324/oz for the quarter ended 31 March 2022, compared to $1,768/oz for the quarter ended 31 March 2021.

Sunrise Dam produced 61,000oz at a total cash cost of $1,296/oz for the quarter ended 31 March 2022, compared to 46,000oz at a total cash cost of $1,590/oz during the same period last year. Production was higher year-on-year mainly due to a combination of improved mill feed grades and metallurgical recoveries, partially offset by marginally lower volumes processed. Total cash costs improved 18% year-on-year mainly as a result of higher gold production, partially offset by higher mining costs related to the Golden Delicious open pit, higher royalties paid as well as higher labour costs and higher consumable costs.

Tropicana’s production was 66,000oz at a total cash cost of $948/oz for the quarter ended 31 March 2022, compared to 58,000oz at a total cash cost of $1,057/oz during the same period last year. Production was higher year-on-year mainly due to higher volumes processed, partly offset by lower underground grades mined. Total cash costs improved 10% year-on-year mainly as a result of higher gold production and favourable ore stockpile variance, partially offset by higher fuel, labour, parts and equipment, royalties paid and an increase in underground mining costs in the first quarter of 2022 as the Boston Shaker underground mine was still in the process of ramping up to full production in the first quarter of 2021.

Both Australian operations continue to experience the compound effect of skills shortages and COVID-related employee absenteeism.

UPDATE ON CAPITAL PROJECTS

Obuasi
Gold production from underground ore sources has resumed in the first quarter of 2022. The safe ramp-up to the full mining rate of 4,000 tonnes per day is expected to be achieved by the end of the first half of 2022.

Phase 3 of the project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, continues to progress and is expected to continue as planned through to the end of 2023.

Nevada
AngloGold Ashanti completed its $365m cash acquisition of Corvus on 18 January 2022, consolidating the Corvus discoveries with those already owned by AngloGold Ashanti to establish the largest new gold district in Nevada in recent years. This provides AngloGold Ashanti the opportunity to create, in the medium and longer term, a meaningful, low-cost, long-life production base in a premier mining jurisdiction.

AngloGold Ashanti’s project team has integrated the Corvus assets and project data during the first quarter of 2022 to establish priorities for the remainder of the year. For 2022, multiple activities are planned to take place in the district with work at North Bullfrog and Silicon to convert Mineral Resource to Ore Reserve as priorities. We completed planning for feasibility study work at North Bullfrog and also commenced a pre-feasibility study at Silicon along with further drilling at the Merlin deposit. An eagle permit was received for the Silicon project area during the first quarter of 2022 and the project permitting process for North Bullfrog is expected to commence in the second half of 2022. Importantly, given the various exploration targets across the tenement, our exploration priorities for the district are being reviewed and are being prioritised to take place over the next few years in a staged manner.

Quebradona
Following the decision of Colombia’s environmental agency (“ANLA”) to archive our environmental licence application relating to the Quebradona project in November 2021, AngloGold Ashanti filed an appeal seeking to secure further details on the specific additional information ANLA would require in order to be able to make a decision on AngloGold Ashanti’s licence submission. On 29 April 2022, AngloGold Ashanti was informed that ANLA has dismissed the appeal and confirmed the decision to archive our application.

AngloGold Ashanti continues to review and analyse the further information identified as part of ANLA’s decision. The objective is to prepare, submit and process a new environmental licence request for Quebradona in due course.

Gramalote
At Gramalote, following a review of the feasibility study work completed, the joint venture partners, AngloGold Ashanti and B2Gold Corp (B2Gold), believe there is potential to improve the economics of the project, which could be developed by revisiting the original Gramalote Project design parameters included in the existing mining and further optimising project design. The joint venture partners expect that the results of the final feasibility study will be available by the end of the second quarter of 2022 with the full feasibility study completed by the end of the third quarter of 2022.

EXPLORATION UPDATE

For detailed disclosure on the exploration work done during the first quarter of 2022, see the Exploration Update document on the Company’s website at www.anglogoldashanti.com on both Brownfield and Greenfield exploration programmes.
March 2022 Market update report - www.AngloGoldAshanti.com

Operations at a glance
for the quarters ended 31 March 2022, 31 December 2021 and 31 March 2021
	Production oz (000)			Underground milled / treated 000 tonnes			Open-pit treated 000 tonnes			Underground recovered grade g/tonne			Open-pit recovered grade g/tonne
	Mar-22	Dec-21	Mar-21	Mar-22	Dec-21	Mar-21	Mar-22	Dec-21	Mar-21	Mar-22	Dec-21	Mar-21	Mar-22	Dec-21	Mar-21

AFRICA	330	354	352	1,063	909	892	4,652	5,495	4,843	4.94	5.77	4.95	1.06	1.05	1.35
DRC
Kibali - Attr. 45%	76	94	86	326	387	415	456	453	479	5.73	6.34	5.13	1.07	1.03	1.15
Ghana
Iduapriem	51	53	48	—	—	—	1,192	1,508	1,141	—	—	—	1.33	1.09	1.31
Obuasi	38	9	46	179	90	200	—	—	—	6.10	3.19	7.23	—	—	—
Guinea
Siguiri - Attr. 85%	68	74	58	—	—	—	2,290	2,498	2,287	—	—	—	0.93	0.92	0.79
Tanzania
Geita	97	124	114	558	432	277	714	1,036	936	4.10	5.81	3.03	1.02	1.30	2.87

AUSTRALIA	127	147	104	784	844	768	1,835	1,868	1,741	2.53	2.72	2.24	1.08	1.23	0.86
Sunrise Dam	61	69	46	557	614	633	410	419	346	2.42	2.57	2.09	1.35	1.38	0.29
Tropicana - Attr. 70%	66	78	58	227	230	135	1,425	1,449	1,395	2.80	3.11	2.98	1.00	1.18	1.00

AMERICAS	131	158	132	950	1,133	971	286	217	217	3.61	3.69	3.27	1.61	1.94	3.07
Argentina
Cerro Vanguardia - Attr. 92.50%	41	35	34	74	110	54	215	160	214	10.24	5.32	3.98	1.64	1.80	3.10
Brazil
AngloGold Ashanti Mineração	70	96	78	642	727	645	—	—	—	3.36	3.97	3.64	—	—	—
Serra Grande	20	27	20	234	296	272	71	57	3	2.20	2.39	2.25	1.52	2.34	0.57

Total	588	659	588	2,797	2,886	2,631	6,773	7,580	6,801	3.81	4.06	3.54	1.09	1.12	1.28
Rounding of figures may result in computational discrepancies.

March 2022 Market update report - www.AngloGoldAshanti.com

Operations at a glance (continued)
for the quarters ended 31 March 2022, 31 December 2021 and 31 March 2021
	Total cash costs			All-in sustaining costs			Sustaining ORD / Stripping capex			Other sustaining capex			Non sustaining (Growth) capex
	$/oz			$/oz			$m			$m			$m
	Mar-22	Dec-21	Mar-21	Mar-22	Dec-21	Mar-21	Mar-22	Dec-21	Mar-21	Mar-22	Dec-21	Mar-21	Mar-22	Dec-21	Mar-21

AFRICA	1,017	865	948	1,281	1,210	1,140	49	58	35	24	47	18	34	49	54
DRC
Kibali - Attr. 45%	797	584	733	1,037	818	895	7	7	4	9	12	7	2	3	—
Ghana
Iduapriem	987	1,025	1,115	1,390	1,750	1,531	13	21	17	7	14	4	8	2	—
Obuasi	1,043	1,943	968	1,585	3,803	1,234	16	11	3	2	3	3	14	25	47
Guinea
Siguiri - Attr. 85%	1,187	1,194	1,197	1,262	1,333	1,147	—	—	—	3	9	1	1	6	—
Tanzania
Geita	1,077	734	907	1,301	1,033	1,102	13	19	11	2	8	3	9	12	7
Non-controlling interests, exploration and other							—	—	—	1	1	—	—	1	—

AUSTRALIA	1,160	1,078	1,359	1,324	1,282	1,768	8	9	33	10	20	10	29	11	7
Sunrise Dam	1,296	1,141	1,590	1,516	1,367	1,856	5	5	5	6	11	7	—	(4)	7
Tropicana - Attr. 70%	948	941	1,057	1,061	1,112	1,576	3	4	28	4	9	3	29	15	—

AMERICAS	986	910	874	1,650	1,738	1,211	36	36	24	41	84	23	2	18	6
Argentina
Cerro Vanguardia - Attr. 92.50%	659	996	928	970	1,844	974	7	6	2	2	28	2	—	—	—
Brazil
AngloGold Ashanti Mineração	1,044	798	827	1,936	1,586	1,226	21	23	17	33	37	14	—	2	—
Serra Grande	1,375	1,151	941	1,995	2,101	1,490	7	7	5	6	17	7	—	—	—
Colombia
Non-controlling interests, exploration and other							1	—	—	—	2	—	2	16	6

OTHER							—	—	—	1	1	—	—	—	—

Total	1,041	923	999	1,405	1,389	1,287	93	103	92	76	152	51	65	78	67
Rounding of figures may result in computational discrepancies.

March 2022 Market update report - www.AngloGoldAshanti.com

Development Sampling
for the quarter ended 31 March 2022
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating Ore Reserves.
Statistics are shown in metric units	Advanced	Sampled
	metres	Sampled	Avg. ore body	gold
	(total)*	metres	thickness (cm)	Avg. g/t
AFRICA
Geita
Nyankanga	2,210	216	550.0	2.82
Star and Comet + Ridge 8	976	478	320.0	5.17
Geita Hill	1,049	112	380.0	3.64

AMERICAS
AngloGold Ashanti Mineração
Mina de Cuiabá	3,670	875	83.7	4.39
Lamego	1,380	464	83.0	2.37
Córrego do Sítio Mina I	2,194	934	88.0	3.59
Córrego do Sítio Mina II	365	182	84.0	4.65
Serra Grande
Mina III	2,095	1,220	100.0	2.40
Mina Nova/PQZ	876	579	100.0	3.04
CVSA
Cerro Vanguardia	915	618	152.0	3.69

Statistics are shown in imperial units	Advanced	Sampled
	feet	Sampled	Avg. ore body	gold
	(total)*	feet	thickness (inches)	Avg. oz/t
AFRICA
Geita
Nyankanga	7,250	710	216.54	0.08
Star and Comet + Ridge 8	3,201	1,569	125.98	0.15
Geita Hill	3,442	368	149.61	0.11

AMERICAS
AngloGold Ashanti Mineração
Mina de Cuiabá	12,041	2,871	32.95	0.13
Lamego	4,528	1,522	32.68	0.07
Córrego do Sítio Mina I	7,198	3,064	34.65	0.10
Córrego do Sítio Mina II	1,198	597	33.07	0.14
Serra Grande
Mina III	6,873	4,003	39.37	0.07
Mina Nova/PQZ	2,874	1,900	39.37	0.09
CVSA
Cerro Vanguardia	3,003	2,029	59.84	0.11

* This includes total "on-reef" and "off-reef" development metres

Johannesburg
9 May 2022
March 2022 Market update report - www.AngloGoldAshanti.com

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon▲ (Chief Executive Officer)
KC Ramon^  (Chief Financial Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
NVB Magubane^
MC Richter#~
JE Tilk§

* British § Canadian #American ▲Colombian
~Panamanian ^South African △Ghanaian

Officers
LM Goliath
Group Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2021 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
March 2022 Market update report - www.AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 9, 2022

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel & Compliance

March 2022 Market update report - www.AngloGoldAshanti.com